June 11, 2018

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention:	Irene Paik Erin Jaskot

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Re:	Vital Therapies, Inc.
Registration Statement on Form S-3
Filed May 25, 2018
File No. 333-225230
Acceleration Request

Requested Date:	June 13, 2018
Requested Time:	4:00 PM Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vital Therapies, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-225230) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company hereby authorizes Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Thomas E. Hornish of Wilson Sonsini Goodrich & Rosati, Professional Corporation at (858) 350-2392 or via email at thornish@wsgr.com.  If notice of effectiveness is given by telephone, please also provide a copy of the Commission’s order declaring the Registration Statement effective to Thomas E. Hornish via facsimile at (858) 350-2399.

Securities and Exchange Commission
Re: Vital Therapies, Inc.
June 11, 2018

Please direct any questions or comments regarding this acceleration request to Thomas E. Hornish at (858) 350-2392.

Sincerely,

VITAL THERAPIES, INC.

By:	/s/ Michael V. Swanson
Michael V. Swanson
Chief Financial Officer

cc:	Thomas E. Hornish, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation